

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2011

<u>Via E- Mail</u>
Rory O'Dare
President
Petrus Resources Corporation
3211 Ocean Drive
Vero Beach, Florida 32963

> **Re:** **Petrus Resources Corporation**
> **Registration Statement on Form S-1**
> **Filed September 16, 2011**
> **File No. 333-176879**

Dear Mr. O'Dare:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In an appropriate place in your filing, please state, if true, that:

   - your escrow agent, Evolve Bank and Trust, meets the requirements of Rule 419(b)(1) of Regulation C; and
   - the Escrow Agreement, filed as Exhibit 10.1, fully complies with Rule 419.

Registration Statement Cover Page

2. We note the reference to "Amendment No. 4." Please revise to reflect the correct filing. Please see Rule 470 of Regulation C.

3. Please revise the second column of the registration fee table to reflect the number of shares being registered and indicate in the table or in a footnote to the table the amount being offered by the company and the amount being offered by the selling shareholder.

Prospectus Cover Page, page 2

4. We note your statement in the third paragraph of the prospectus cover page that "[t]he funds from any sales of Mr. O'Dare's shares will also be placed into the escrow account and cannot be released until after the close of the new issue offering when they will be released to Mr. O'Dare." Please revise to clarify that funds from all sales of Mr. O'Dare's shares will be placed into escrow and will only be released pursuant to Rule 419(e) of Regulation C. Please also thoroughly review and revise your filing to clarify that the shares and funds from both the primary and secondary offering will comply with Rule 419 and confirm your understanding in this regard. Please see Section 616.02 in the Compliance and Disclosure Interpretations relating to Securities Act Rules, located at our website.

5. In the third paragraph you disclose that the subscription funds will be returned to investors if the minimum offering is not achieved within 180 days. Therefore, please clarify that the shares in the minimum/maximum offering must be sold before any sale of the selling shareholder shares. Also clarify and clearly state the commencement and termination dates for the 8,000,000 shares being offered by resale. As appropriate, please revise the last sentence on page 4. Please review your entire filing for compliance with this comment.

6. We note your statement in the first sentence of the fourth paragraph that "[t]he offering may terminate on the earlier of: (i) the date when the sale of all 2,000,000 shares to be sold by the issuer is completed, (ii) anytime after the minimum offering of 400,000 shares of common stock is achieved, or (ii) [sic] 180 days from the effective date of this document [emphasis added]." We further note your disclosure in the penultimate paragraph on page 5 that "[t]he offering may terminate on the earlier of: (i) the date when the sale of all 2,000,000 shares being sold by the issuer is completed, (ii) anytime after the minimum offering of 400,000 shares of common stock is achieved at the discretion of the Board of Directors but not more than (ii) [sic] 180 days from the effective date of this document [emphasis added]." Please:

- clarify the inconsistencies between the two statements; and
- revise to state when the offering "will" terminate.

Please review your entire filing for compliance with this comment.

7. Please clarify in the penultimate sentence of the fourth paragraph that you currently have no operations.

Summary Information and Risk Factors, page 4

Rights and Protections under Rule 419, page 4

8. Please clarify that the proceeds of the offering will also be returned to investors if the minimum offering is not achieved within 180 days.

The Company, page 4

Business Overview, page 4

9. We note your sentence that "[i]n order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each current shareholder has agreed to place his/her respective certificates in escrow until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated." Please revise to comply with Rule 419(e)(3) of Regulation C. Similarly, please also revise the fourth paragraph on page 22. Please review your entire filing for compliance with this comment.

10. We note your promoter's involvement with other similar and recent blank check company filings. Please describe any blank check offerings in which your promoter has been involved. Include the following:

    *   Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, and the public reporting status of company.
    *   Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and the promoter's subsequent involvement in each company.
    *   Disclose whether any transaction resulted in termination of your promoter's association with any blank check company, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

The Offering, page 5

11. We note your statement that "[a]ll subscription funds will be held in escrow pending the achievement of the Minimum Offering after which no funds shall be released to Petrus Resources Corporation until such a time as the escrow conditions are met…other than 10% which may only be released to Petrus Resources Corporation upon completion of the offering." We further note your statement on page 19 that "[e]xcept for an amount up to 10% of the deposited funds otherwise releasable under Rule 419, the deposited funds and the deposited securities may not be released until an acquisition meeting certain

specified criteria has been consummated and a sufficient number of investors reconfirm their investment in accordance with the procedures set forth in Rule 419." Please clarify when this 10% will be released from escrow (e.g. upon completion of the primary offering, after completion of the secondary offering, etc.) and consistently state so. Please see Rule 419(b)(2)(vi) of Regulation C. Please review your entire for compliance with this comment.

12. You disclose on page 6 that the total estimated offering expenses of $3,759 have been paid by your sole officer and director and that no offering expenses will be deducted from the gross offering proceeds. Please reconcile this statement to your disclosure on page 13 indicating that the offering expenses are estimated at $7,506.69. If the correct amount of estimated offering expenses is $3,759 and those expenses have already been paid, please clarify why you believe you will not incur any further offering costs. If there are anticipated offering expenses yet to be paid, please update your use of proceeds and dilution tables accordingly.

Risk Factors, page 9

No Agreement for Business Combination or Other Transaction…, page 11

13. We note your disclosure in the last two sentences of this risk factor. Please revise to clarify that any such business combination or other transaction will represent at least 80 percent of the maximum offering proceeds. Please see Rule 419(e)(1) of Regulation C.

Use of Proceeds, page 15

14. Please include language clarifying that:

- the offering is on a "best-efforts" basis;
- the offering scenarios presented are for illustrative purposes only; and
- the actual amount of proceeds, if any, may differ.

15. Please revise to provide the definition of "business combination" which is referenced in footnote 2.

Dilution, page 16

16. For consistency with your use of proceeds table, please revise your dilution table to present the 50% of maximum offering scenario.

Plan of Distribution, page 17

17. Please explain how Rory O'Dare satisfies the requirements of Rule 3a4-1(a)(4)(ii)(C), since in 2011 he participated in selling in offerings of securities for Cheval Resources Corporation, Mobad Service Corporation and Puravita Corporation.

18. Please revise the last sentence of the penultimate paragraph in this section to comply with Rule 419(e)(2)(iv) of Regulation C.

Market Price of and Dividends on the Issuer's Common Stock, page 23

19. Please clarify in the penultimate sentence of the first paragraph that there is no assurance that any trading market will develop for your shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

20. Please revise to discuss you liquidity and capital resources. Please see Item 303(a) and 303(d) of Regulation S-K. In this revised disclosure, please address the cost of entering into the Escrow Agreement and the amount needed for your search activities.

Background of Directors, Executive Officers, Promoters and Control Persons, page 29

21. Please clarify your disclosure in the third to last sentence on page 29 that Mr. O'Dare holds the stated positions in "all" of these entities. Please also name any other public company at which Mr. O'Dare was employed or held a directorship during the past five years. We note that Mr. O'Dare is identified as a member of the board of Lyonheart Capital, Inc. in its information statement filed on EDGAR on June 14, 2011. See Item 401(e) of Regulation S-K.

22. Please clarify:

- how Mr. O'Dare will allocate his time and efforts between the other blank check companies in which he is involved; and
- how potential investors and business opportunities will be allocated between these blank check companies.

Please also update your risk factors entitled "Potential Conflicts of Interest…" and "Conflicts of Interest Officer and Director…" to address Mr. O'Dare's involvement in these other blank check companies.

Board Committees, page 29

23. We note your reference to an audit committee. There does not appear to be any disclosure related to an audit committee in your filing. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 30

24. Please specify the most recent practicable date for the information provided in this section. Please see Item 403(a) and (b) of Regulation S-K.

Certain Relationships and Related Transactions, page 30

25. Please revise to include payment of offering expenses by Mr. O'Dare. Please see Item 404(a) and (d) of Regulation S-K.

Statement of Stockholder's Deficit, page F-5

26. Although your statement of stockholder's deficit indicates that you issued eight million shares for cash on March 2, 2011, your disclosures on pages 31 and II-1 indicate that you issued the shares to your officer and director for expenses paid on your behalf and for services rendered. If you did not receive cash for this share issuance, please revise the line item description on your statement of stockholder's deficit and reflect the transaction as a non-cash transaction on your statement of cash flows.

Note 1. Nature of Operations and Significant Accounting Policies, page F-7

27. Please disclose your fiscal year-end.

Part II: Information Not Required in Prospectus, page II-1

Other Expenses of Issuance and Distribution, page II-1

28. Please reconcile the total cost of the offering provided in this section with the amount provided in the last sentence on page 13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director